EXHIBIT 3

GLOBAL SOURCES LTD. AND SUBSIDIARIES
ACTUAL GAAP TO IFRS RECONCILIATION
(In U.S. Dollars Thousands)

	Three months	Nine months
	ended September 30,	ended September 30,
	2010	2010

U.S. GAAP Net Income Attributable to the Company	$2,282	$12,121

IFRS conversion adjustments:

Revenue	43	1,847

Exhibition promotion costs	(267)	(641)

Non-cash stock based compensation expense	27	618

IFRS Net profit attributable to the Company’s shareholders	$2,085	$13,945